

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

February 15, 2018

Via E-mail
Robert Brooke
Chief Executive Officer
Vitality Biopharma, Inc.
1901 Avenue of the Stars, 2nd Floor
Los Angeles, California 90067

> **Re:** **Vitality Biopharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 19, 2018**
> **File No. 333-222627**

Dear Mr. Brooke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Mark C. Lee, Esq
        Greenberg Traurig, LLP